MADISON COVERED CALL & EQUITY STRATEGY FUND
550 SCIENCE DRIVE
MADISON, WI 53711

August 7, 2024

VIA EDGAR
Mr. Aaron Brodsky
Ms. Tara Varghese
U.S. Securities and Exchange Commission
Division of Investment Management

RE: Madison Covered Call & Equity Strategy Fund (“Fund”)
(Registration No: 811-21582)

Dear Mr. Brodsky and Ms. Varghese:

The purpose of this letter is to respond to the oral comments you provided on July 23, 2024, on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff”), regarding the Fund’s Preliminary Proxy Statement filed on July 17, 2024. Contemporaneously with the filing of this response letter, the Fund is filing a Definitive Proxy Statement, which incorporates the Fund’s responses to the Staff’s comments. For convenience, each comment has been reproduced in bold typeface immediately followed by the Fund’s response. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Preliminary Proxy Statement.

1. Staff Comment: In the “Questions and Answers” (“Q&A”) section, describe the differences between the New Advisory Agreement and the Existing Advisory Agreement.

Response: A specific Q&A was added to describe the material differences between the New Advisory Agreement and the Existing Advisory Agreement.

2. Staff Comment: The closing is expected to take place on or about November 30, 2024, or as agreed upon by the parties. Supplementally explain how far into the future the closing may take place.

Response: The closing is expected to take place as soon as practicable after receipt of shareholder approval of the Proposals. It is anticipated that the Closing will occur on or about November 30, 2024. The parties to the Transaction may agree to extend the closing date if shareholder approval is not received prior to November 30, 2024; however, the parties have informally agreed that the failure to receive shareholder approval and close the Transaction by the end of January 2025, will prevent completion of the Transaction.

3. Staff Comment: In the Proxy Statement, clarify why the Fund’s assets would not grow sufficiently under Madison as the current adviser.

Response: Disclosure was added to the “Background” section of Proposal 1 in the Definitive Proxy Statement to explain that Madison does not currently have any plans to make additional share offerings of the Fund, and consequently does not anticipate significant growth in the share base or assets of the Fund. As disclosed in the Proxy Statement, through its proactive investor relations program, XAI will seek to create additional awareness for the Fund’s track record and portfolio team to drive additional demand in the secondary market.

4. Staff Comment: The Q&A section mentions that the management fee will not change and that the existing expense limitation will not be changed. Disclose whether gross expenses will increase or decrease under New Advisory Agreement. Describe whether and how the Board considered any such changes in gross expenses.

Response: The requested disclosure has been added to the Q&A section. The Fund confirms that it does not anticipate an increase in gross expenses under the New Advisory Agreement. The Board considered that, and it is anticipated that gross expenses will remain the same. Over time, the Fund may increase assets and transition to new service providers, which may create better economies of scale. As further noted in the Proxy Statement disclosure under Proposal 1, the Transaction has been structured to comply with the non-exclusive safe harbor provisions of Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”) and the expense limitation agreement between the Fund and XA Investments (“XAI”) will remain in place for at least two years following the effective date of the New Advisory Agreement.

5. Staff Comment: Supplementally address whether the Fund, Madison, or the Fund’s affiliates have entered into a “Stand-Still Agreement” with respect to the Fund and a third-party. If so, provide the Staff with a copy of such Stand Still Agreement or note where the agreement is filed on EDGAR.

Response: The Fund confirms that there is no Stand-Still Agreement in place.

6. Staff Comment: The Fund is subject to the Delaware control share acquisition statute. Disclose, as applicable, the terms and conditions of such provisions, noting that recent state and federal court precedent has found that they are not consistent with the 1940 Act, as amended. If there are control shares outstanding as of the Record Date for the meeting, disclose the number of control shares as of that date as well as the treatment and effect of the control shares for purposes of determining quorum at the meeting and on the vote required to pass each Proposal.

Response: The requested disclosure regarding the control share acquisition statute has been added to the Definitive Proxy Statement. To the knowledge of the Fund, there are no control shares of the Fund outstanding as of the Record Date.

7. Staff Comment: On Page 3 of the Proxy Statement, under the discussion of Proposal 1, describe briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any trustee of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any parent or subsidiary of the investment adviser (other than another fund), or any subsidiary of the parent of such entities was or is to be a party.

Response: The requested disclosure has been added to the discussion under Proposal 1.

8. Staff Comment: On Page 3 of the Proxy Statement, briefly disclose how the proactive investors relation program is expected to create additional awareness for the Fund.

Response: The requested disclosure regarding the proactive investors relation program and how it may create additional awareness of the Fund has been added to the Definitive Proxy Statement.

9. Staff Comment: The section entitled “Section 15(f) of the 1940 Act” under Proposal 1 of the Proxy Statement states that “at least 75% of the Fund’s New Board must not be “interested persons” of the Fund.” Please revise this disclosure to state that at least 75% of the Fund’s New Board must not be “interested persons” of the new or previous adviser and confirm that this statement is accurate.

Response: The requested change has been made, and the Fund so confirms the accuracy of such statement.

10. Staff Comment: Update the Q&A section to state the Transaction will involve an assignment under the 1940 Act, as amended.

Response: The requested disclosure has been added to the Q&A section.

11. Staff Comment: In the Proxy Statement, clarify that the New Advisory Agreement does not limit XAI’s ability to engage in affiliated transactions with the Fund under the 1940 Act, as amended. Further, disclose how Madison and XAI will disclose any potential conflicts related to such transactions.

Response: Disclosure was added to the Definitive Proxy Statement stating that any affiliated transactions, and any conflicts of interest related to such transactions, will be disclosed in the Fund’s Annual Report. It is worth noting that, if the Proposals are approved by shareholders, Madison will serve as sub-adviser to the Fund and will be responsible for portfolio trading, and Madison does not currently intend to engage in such transactions.

12. Staff Comment: On page 19 of the Proxy Statement, briefly disclose why Proposal 3 contemplates expanding the Board from four (4) to five (5) persons.

Response: As noted in the Q&A section, as part of the Transaction, Madison and XAI agreed to reconstitute the Current Board with persons who serve as board members for other registered investment companies managed by XAI, subject to approval by shareholders. As a result, shareholders are being asked to elect five individuals as trustees, one of whom serves on the Current Board. The Current Board believes that approval of the New Board will provide certain efficiencies and allow for the sharing of expenses among the Fund and the other registered investment companies managed by XAI. The Current Board also believes that the Fund will benefit from the experience and qualifications of the New Board. Similar disclosure has been added to the “Background” section of Proposal 3.

13. Staff Comment: On page 35 of the Proxy Statement regarding Board compensation, in addition to Board compensation, disclose the three highest-paid officers that have received aggregate compensation from the Fund for the most recently completed fiscal year in excess of $60,000.

Response: The Fund confirms that none of its officers are directly compensated by the Fund, as disclosed in the “Board Compensation” section of the Proxy Statement.

14. Staff Comment: On page 36 of the Proxy Statement, in the section titled “Information about Madison,” state the names and addresses of all parents of Madison and show the basis of control of Madison and each parent by its immediate parent.

Response: The requested disclosure has been added to the “Information about Madison” section of the Definitive Proxy Statement.

15. Staff Comment: On page 36 of the Proxy Statement, in the section titled “Information about Madison,” state the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

Response: Disclosure was added setting forth the mailing address and principal occupation of the principal executive officers and each director.

16. Staff Comment: On page 41 of the Proxy Statement, regarding security ownership of management, trustees, and principal shareholders, list the ownership amount of each executive officer of the Fund.

Response: Disclosure was added listing the ownership amount of each executive officer of the Fund.

17. Staff Comment: On page A-4 of the New Advisory Agreement, revise to state that any such cross transactions are subject to the requirements of the 1940 Act, as amended.

Response: The Fund and XAI confirm that any such cross transactions will comply with the applicable requirements of the 1940 Act, as amended. The Fund respectfully declines to revise the New Advisory Agreement, which has been approved by the Current Board in the form included in the Proxy Statement.

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On behalf of the Fund, we trust that the foregoing is responsive to your comments. If you have additional questions, please do not hesitate to contact me directly at (608) 216-9109.

Very truly yours,

/s/ Steven J. Fredricks
Steven J. Fredricks
Chief Legal Officer, Chief Compliance Officer